SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(Mark One)

 X     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
___    1934 (NO FEE REQUIRED)


       For the fiscal year ended December 31, 2002

                                       OR

       TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
___    ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from ______________ to _________________

Commission File Number 33-22846

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                     RETIREMENT SAVINGS PLAN FOR
                     EMPLOYEES OF FIRST NATIONAL BANK AND
                     TRUST COMPANY OF THE TREASURE COAST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     SEACOAST BANKING CORPORATION OF FLORIDA
                     815 COLORADO AVENUE
                     STUART, FL  34994

Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast Financial Statements December 31, 2002 and 2001

Retirement Savings Plan for Employees of First National
Bank and Trust Company of the Treasure Coast
Index to Financial Statements and Schedule
December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                      Pages

Report of Independent Certified Public Accountants.......................     1

Financial Statements

Statements of Net Assets Available for Benefits - December 31, 2002 and
  2001...................................................................     2

Statement of Changes in Net Assets Available for Benefits - For the
  Year Ended December 31, 2002...........................................     3

Notes to Financial Statements............................................   4-8

Supplemental Schedules

Schedule of Assets Held - December 31, 2002..............................     9

               Report of Independent Certified Public Accountants



To the Participants and Administrator of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
June 25, 2003

Retirement Savings Plan for Employees of First National
Bank and Trust Company of the Treasure Coast
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------




                                                   2002                 2001
                                               --------------      -------------

Assets
Investments, at fair value:
     Mutual funds                               $ 12,997,277       $ 14,033,729
     Common stock
        Seacoast Banking Corporation of
        Florida                                    2,693,611          2,231,318

     Loans to participants                                 -                 94
                                               --------------      -------------

           Total investments                       15,690,888        16,265,141
                                               --------------      -------------

Receivables:
     Employer contributions                           721,714           613,745
     Participant contributions                        218,004           189,984

     Due from brokers                                   4,836             4,836
     Dividends and interest                            29,166            10,395
                                               --------------     --------------

           Total receivables                          973,720           818,960
                                               --------------     --------------

           Total assets                            16,664,608        17,084,101
                                               --------------     --------------

Liabilities

Excess contributions payable to participants                -               248
                                               --------------     --------------


           Total liabilities                                -               248
                                               --------------     --------------

Net assets available for benefits                 $16,664,608       $17,083,853
                                               --------------     --------------

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan for Employees of First National
Bank and Trust Company of the Treasure Coast
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002
--------------------------------------------------------------------------------





                                                                  2002
                                                           -------------------

Additions to net assets attributed to:
     Employer contributions                                   $ 1,137,982
     Participant contributions                                    940,656
     Rollover contributions                                        22,163
     Dividends and interest                                       263,134
     Net realized and unrealized depreciation of
      investments                                              (1,828,911)
                                                           -------------------

        Total additions                                           535,024
                                                           -------------------

Deductions from net assets attributed to:
     Benefits paid to participants                                943,200
     Administrative expenses                                       11,069
                                                           -------------------

        Total deductions                                          954,269
                                                           -------------------

        Decrease in net assets available for plan benefits       (419,245)

Net assets available for benefits:
        Beginning of the year                                  17,083,853
                                                           -------------------

        End of the year                                       $16,664,608
                                                           -------------------

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan for Employees of First National
Bank and Trust Company of the Treasure Coast
Notes to the Financial Statement
December 31, 2002
--------------------------------------------------------------------------------


1.  Description of the Plan

The following description of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the "Plan") provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act ("ERISA") and was formed effective January 1, 1983. The Plan has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service regulations, permit employees to make salary deferrals, provide employer-matching contributions and eliminate the loan provisions under the Plan. The Plan is made available to all eligible employees of First National Bank and Trust Company of the Treasure Coast, its subsidiaries and affiliates (the "Bank") who have at least one year of service.

During April 2001, the Plan contracted with Marshall & Ilsley Trust Company (M&I) to act as trustee and record keeper under the Plan and is a party-in-interest to the Plan. Under the contract with M&I, plan participants are offered a choice of various investment options and allowed to change their investment options daily.

The Plan offers fourteen investment alternatives through M&I as follows:

M&I Stable Principal Fund                   Strong Growth Fund
Marshall Intermediate Bond Fund             M&I Diversified Stock Fund
M&I Diversified Income Fund                 M&I Growth Balanced Fund
Franklin Small Cap Growth Fund              Fidelity Advisers Equity Income Fund
Vanguard 500 Index Fund                     Janus Adviser Worldwide Growth Fund
Legg Mason Value Trust Primary Class Fund   Managers Special Equity Fund
Templeton Foreign Fund                      Westport Small Capital Fund

The Plan also allows individual participants to invest in common shares of Seacoast Banking Corporation of Florida (the "Company"), the parent company of the Bank.

Prior to April 2001, the Bank's trust department acted as trustee and record keeper for the Plan.

Participant Accounts

Each participant's account is credited with participant salary deferrals, any matching contributions, profit sharing contributions and retirement contributions by the employer, and an allocation of earnings based upon the participant's investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Contributions

Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual compensation. For the plan year ended December 31, 2002, participant contributions were subject to an overall annual limitation of $11,000. If a participant is eligible for the Plan and age 50 or over, the participant is eligible to contribute $1,000 of catch up contribution each year up to a maximum of $5,000 through 2006.

Employer Contributions

For each Plan year, the Bank's Board of Directors, at their discretion, will contribute to the Plan a profit sharing contribution. Participants may elect to receive the contribution in cash, or defer and invest in the Plan one half of any discretionary profit sharing contribution to the Plan. For the year ended December 31, 2002 and 2001, the Bank's profit sharing contribution was 2% and 4%, respectively, of eligible participant compensation.

The Plan provides for a discretionary retirement contribution by the Bank, on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement.  For the  years  ended  December  31,  2002  and  2001,  the  Bank's
discretionary   retirement   contribution   was  2%  of   eligible   participant
compensation.

The Bank matches on a dollar-for-dollar basis participant salary deferrals representing up to 4% of eligible participant compensation. Also, the Bank matches on a dollar-for-dollar basis the elective portion of any discretionary profit sharing contribution that the participant invests in the Plan.

Vesting

Participants are immediately vested in their voluntary contributions and the employer matching contribution plus earnings thereon. Profit sharing contributions and discretionary retirement contributions vest 25% per year of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100% vested.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in all of their account balances.

Withdrawals

Withdrawals from the Plan may be made when the member reaches age 59 1/2, terminates employment, dies, becomes disabled or experiences financial hardship Generally, vested Plan benefits not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Bank is terminated. If a terminated participant's benefits exceed $5,000, the individual may elect to receive a lump sum or installments. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Forfeitures

Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer's contribution under the Plan. Forfeited amounts are used to reduce future employer contributions. Employer contributions in 2002 were reduced by $11,628 of forfeited funds in non-vested accounts.

2.  Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Significant estimates are the valuation of investments held by the Plan. Actual results could differ from those estimates.

Investments

Plan   investments   are   stated   at  fair   value   except   for  the   fully
benefit-responsive investment contract, which is valued at its contract value.

The Plan's net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses in investments during the year.

Contributions

Participant contributions and employer matching contributions are recorded in the period during which the Bank makes payroll deductions from the participants' earnings.

Payment of Benefits

Benefits become payable to participants upon their election or separation from the Bank. Outstanding benefits payable to participants that were approved but not paid as of December 31, 2002 and 2001 were $4,836 and $4,836, respectively and are included as a payable on Form 5500 but are not included as a payable on these financial statements.

Administrative Expenses

In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank. Administrative expenses paid by the Bank on behalf of the Plan were approximately $25,000 for the year ended December 31, 2002.

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows as of December 31:

                                                    2002                2001
                                                ------------        ------------

   Common Stock, Seacoast Banking Corporation
      of Florida *                              $ 2,693,611         $ 2,231,318
   Legg Mason Value Trust Primary Class Fund      1,274,196           1,455,843
   Vanguard 500 Index Fund                        4,178,923           5,139,718
   M&I Growth Balanced Fund                       3,521,554           4,386,113
   Marshall Intermediate Bond Fund                1,443,507           1,209,488
   M&I Stable Principal Fund                      1,748,956           1,034,421
                                                ------------       -------------

                                                $14,860,747         $15,456,901
                                                ------------       -------------

           *Represents a party-in-interest to the Plan.

The Plan's net realized and unrealized depreciation of investment by type is as follows as of December 31:

                                                          Year Ended
                                                       December 31, 2002
                                                 -------------------------------

Common Stock, Seacoast Banking Corporation
  of Florida                                             $   468,765
All other investments                                     (2,297,676)
                                                 -------------------------------

                                                         $(1,828,911)
                                                 -------------------------------

The Plan participates in the M&I Stable Principal fund which is a fully benefit responsive investment. The investment is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fair value of the investment contract at December 31, 2002 was $1,748,956, which equals the contract value. The average yield and crediting interest rates were 4.93% for 2002. The crediting interest rate is reviewed on a daily basis for resetting and there is no minimum crediting interest rate under the terms of the contract. There was no valuation reserve on this investment at December 31, 2002.


4.  Income Tax Status

The Internal Revenue Service has determined and informed the Bank by letter dated June 29, 1995 that the Plan is designated in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes. During 2001, 2002 and 2003, the Bank amended certain provisions of the Plan and requested determination letter from the Internal Revenue Service related to these amendments. The Internal Revenue Service issued a favorable determination letter on several of these amendments to the Plan on March 8, 2002. The Plan is in process of filing a request for determination for the remaining amendment to the Plan. The Plan administrator and the Plan tax counsel believe the Plan is designed and currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  Related-Party Transactions

At December 31, 2002 and 2001, the Plan held 142,973 and 46,690, respectively, of the Company's common stock with a market value of $2,693,611 and $2,231,318, respectively. The Plan received $58,644 and $46,738 during 2002 and 2001, respectively, in dividends from the Company.

Retirement Savings Plan for Employees of First National
Bank and Trust Company of the Treasure Coast
Schedule of Assets Held
December 31, 2002
--------------------------------------------------------------------------------


                                                                                                Estimated
         Identity of                                 Description of                               Fair
            Party                                      Investment                                 Value
-------------------------------      ------------------------------------------------    ------------------------
Marshall & Ilsley                    Franklin Small Cap Growth Fund                                  $   247,638
Marshall & Ilsley                    Legg Mason Value Trust Primary Class Fund                         1,274,196
Marshall & Ilsley                    Strong Growth Fund                                                  191,958
Marshall & Ilsley                    Vanguard 500 Index Fund                                           4,178,923
Marshall & Ilsley                    M&I Growth Balanced Fund                                          3,521,554
Marshall & Ilsley                    M&I Diversified Stock Fund                                           48,600
Marshall & Ilsley                    Marshall Intermediate Bond Fund                                   1,443,507
Marshall & Ilsley                    M&I Stable Principal Fund                                         1,748,956
Marshall & Ilsley                    M&I Diversified Income Fund                                          74,949
Marshall & Ilsley                    Fidelity AdvEquity Income Fund                                       52,211
Marshall & Ilsley                    Marshall Mid-Cap Value Fund                                           3,996
Marshall & Ilsley                    Westport select Cap Fund                                             16,417
Marshall & Ilsley                    Managers Special Equity Fund                                          1,539
Marshall & Ilsley                    Templeton Foreign Fund                                              107,192
Marshall & Ilsley                    Marshall Money Market Fund                                           85,641
Seacoast Banking
     Corporation of Florida (*)      Common stock                                                      2,693,611
                                                                                         ------------------------

                                     Total assets held for investment purposes                     $  15,690,888
                                                                                         ------------------------


(*) Represents a party-in-interest to the Plan.



                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                 Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast



Date:   6/30/03                  By: /s/ William R. Hahl
     ---------------             -----------------------------------------------
                                     William R. Hahl
                                     Retirement Savings Plan Committee

                                  EXHIBIT INDEX

Exhibit No.       Description

(23)              Independent Auditor's Consent

(99) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                                                  Exhibit (23)


               Consent of Independent Certified Public Accountants



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-22846) of First National Bank and Trust Company of the Treasure Coast of our report dated June 25, 2003 relating to the financial statements of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast, which appears in this Form 11-K.




/s/ PricewaterhouseCoopers LLP
June 27, 2003

                                                                  Exhibit (99)


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



     In connection with the Annual Report for the Retirement Savings Plan for Employees of First National Bank & Trust Company of the Treasure Coast (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed by Seacoast Banking Corporation of Florida (the "Company") with the Securities and Exchange Commission as of the date hereof (the "Report"), I, William R. Hahl, on behalf of the plan administrator for the Plan, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

     A signed original of this written statement pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.






/s/ William R. Hahl
------------------------------------
William R. Hahl
Retirement Savings Plan Committee, Plan Administrator
June 30, 2003